Exhibit 4.6

FIRST AMENDMENT TO INDENTURE

This First Amendment to Indenture (this “Amendment”) is entered into effective as of December 15, 2011, by and among the undersigned parties with respect to that certain Indenture dated as of October 19, 2011 (the “Indenture”).  The parties hereby agree as follows:

1.           Section 2.13(b) of the Indenture is hereby amended to read in its entirety as follows:

(b)
Book-entry Accounts evidencing ownership of the Securities shall be exchangeable for definitive or certificated forms of Securities in denominations of $25,000 (unless waived by the Company) and any amount in excess thereof (in whole $1,000 increments) and fully registered in the names as each Holder directs only if (i) the Company consents to any such exchange, (ii) the Company at its option advises the Trustee and the Registrar in writing of its election to terminate the book-entry system, or (iii) after the occurrence of any Event of Default, Holders of a majority of  the aggregate outstanding principal amount of the Securities (as determined based upon the latest quarterly statement provided to the Trustee pursuant to Section 2.5) advise the Trustee in writing that the continuation of the book-entry system is no longer in the best interests of such Holders and the Trustee notifies all Holders of the Securities, of such event and the availability of certificated forms of securities to the Holders of Securities.

2.           Section 10.3(a) of the Indenture is hereby amended to read in its entirety as follows:

(a)           In the event and during the continuation of:

(i)
any default (or any event which, with the passage of time or the giving of notice, or both, would constitute an event of default) in the payment of principal of (or premium, if any) or interest on any Senior Debt or any amount owing from time to time under or in respect of Senior Debt, or in the event that any nonpayment event of default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(ii)
in the event that any other nonpayment event of default (or any event which, with the passage of time or the giving of notice, or both, would constitute a nonpayment default) with respect to any Senior Debt shall have occurred and be continuing permitting the holders of such Senior Debt (or a trustee on behalf of the holders thereof) to declare such Senior Debt due and payable prior to the date on which it would otherwise have become due and payable (the circumstances described in clauses (i) and (ii) above being referred to as a “Senior Debt Default”);

then, in any such case, the Company shall make no payment, direct or indirect, in respect of the Securities including but not limited to any payment which may be payable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Securities (other than securities that are subordinated to at least the same extent as the Securities are to (x) Senior Debt and (y) any securities issued in exchange for Senior Debt), unless and until (A) such default or potential event of default specified in clause (i) above shall have been cured or such event of default shall have been waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled, or (B) in case of any other nonpayment event of default specified in clause (ii) above, during the period (a “Payment  Blockage Period”) commencing on the date the Company and the Trustee receive written notice (a “Payment Notice”) of such a nonpayment event of default (which notice shall be binding on the Trustee and the Holders as to the occurrence of such an event of default) from a holder of the Senior Debt to which such default relates, and ending on the earlier of (I) the date, if any, on which such Senior Debt to which such default relates is discharged or such default is waived by the holders of such Senior Debt or otherwise cured and (II) the date on which the Trustee receives written notice from the holder of such Senior Debt to which such default relates terminating the Payment Blockage Period.  Notwithstanding the foregoing, during any Payment Blockage Period, the Company shall make payments for rescinded subscriptions under Section 2.2(b).

3.           Except as set forth above, the terms and conditions of the Indenture shall remain unaffected and unchanged.  Any capitalized terms not otherwise defined in this Amendment shall have the meaning set forth in the Indenture.

In Witness Whereof, each of the parties have executed this First Amendment to Indenture to be effective as of the Effective Date.

GWG HOLDINGS, INC. (Obligor)		GWG LIFE SETTLEMENTS, LLC (Guarantor)

By:	/s/Jon R. Sabes	By:	/s/ Jon R. Sabes
	Jon R. Sabes, Chief Executive Officer		Jon R. Sabes, Chief Executive Officer

BANK OF UTAH (not in its individual capacity, but as Trustee)

By:	/s/ Michael Hoggan
Name:	Michael Hoggan
Title:	Vice President